Exhibit 99.1

ProLiance Holdings, LLC and Subsidiaries Consolidated Financial Statements for the Years Ended September 30, 2008, 2007 and 2006 and Independent Auditors’ Report

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

TABLE OF CONTENTS
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Independent Auditors’ Report	1

Consolidated Statements of Financial Position as of September 30, 2008 and 2007 2

Consolidated Statements of Operations for the Years Ended September 30, 2008, 2007 and 2006 3

Consolidated Statements of Changes in Equity for the Years Ended
         September 30, 2008, 2007 and 2006                                                                                                          4

Consolidated Statements of Cash Flows for the Years Ended September 30, 2008, 2007 and 2006 5

Notes to Consolidated Financial Statements	6–15

INDEPENDENT AUDITORS’ REPORT

ProLiance Holdings, LLC:

We have audited the accompanying consolidated statements of financial position of ProLiance Holdings, LLC and Subsidiaries (the Company) as of September 30, 2008 and 2007, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLC
Indianapolis, Indiana
November 24, 2008

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2008 AND 2007
(in thousands)

	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,894	$15,974
Gas accounts receivable (less allowance of $897 and $750, respectively)	203,102	123,037
Other accounts receivable	370	1,023
Gas inventory	361,507	264,058
Derivatives—at fair value	68,251	50,433
Other current assets	3,568	5,071
Total current assets	643,692	459,596

PROPERTY AND EQUIPMENT—Net	19,144	19,251
INVESTMENT IN UNCONSOLIDATED AFFILIATES	25,074	22,477
NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES	53,849	38,069
OTHER	844	1,150

TOTAL ASSETS	$742,603	$540,543

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$1,375	$500
Short term borrowings	93,000
Gas accounts payable	182,166	137,728
Other accounts payable	230	365
Deferred revenue	106,121	78,014
Derivatives—at fair value	57,887	41,575
Other current liabilities	13,614	12,699
Total current liabilities	454,393	270,881

OTHER ACCRUED LIABILITIES	502	1,399
LONG TERM DEBT	-	1,375
MINORITY INTEREST	3,001	2,454

COMMITMENTS AND CONTINGENCIES (Note 9)

EQUITY:
Members' equity	288,248	242,701
Accumulated other comprehensive income (loss)	(3,541)	21,733
Total equity	284,707	264,434

TOTAL LIABILITIES AND EQUITY	$742,603	$540,543

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2007 AND 2006
(in thousands)

	2008	2007	2006

REVENUES—
Gas marketing:
Affiliated gas marketing	$1,294,123	$1,065,662	$1,265,533
Nonaffiliated gas marketing	1,433,668	1,228,247	1,807,672
Total gas marketing revenues	2,727,791	2,293,909	3,073,205
Cost of gas sold	2,637,227	2,185,844	2,942,546
Other operating expenses	31,914	31,365	34,360
Reserve for loss contingency	-	-	18,347

OPERATING INCOME	58,650	76,700	77,952

OTHER INCOME (EXPENSE):
Equity in (loss) earnings of affiliates	(432)	737	284
Interest income	4,260	5,907	3,036
Interest expense	(1,535)	(561)	(2,144)

Total other income	2,293	6,083	1,176

INCOME BEFORE MINORITY INTEREST	60,943	82,783	79,128

MINORITY INTEREST	547	424	290

NET INCOME	$60,396	$82,359	$78,838

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2007 AND 2006
(in thousands)

	Vectren Energy
	Marketing &	Citizens
	Services, Inc	Resources	Total

BALANCE—October 1, 2005	$91,345	$53,975	$145,320

Comprehensive income:

Net income for the year ended
September 30, 2006	48,091	30,747	78,838

Other comprehensive income (gain on cash flow hedges—net)	16,189	10,350	26,539

Total comprehensive income	64,280	41,097	105,377

Distributions	(35,708)	(22,829)	(58,537)

BALANCE—September 30, 2006	119,917	72,243	192,160

Comprehensive income:

Net income for the year ended
September 30, 2007	50,239	32,120	82,359

Other comprehensive income (gain on cash flow hedges—net)	15,758	10,074	25,832

Total comprehensive income	65,997	42,194	108,191

Distributions	(21,910)	(14,007)	(35,917)

BALANCE—September 30, 2007	164,004	100,430	264,434

Comprehensive income:

Net income for the year ended
September 30, 2008	36,842	23,554	60,396

Other comprehensive loss (loss on cash flow hedges—net)	(15,417)	(9,857)	(25,274)

Total comprehensive income	21,425	13,697	35,122

Distributions	(9,058)	(5,791)	(14,849)

BALANCE—September 30, 2008	$176,371	$108,336	$284,707

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2008, 2007 AND 2006
(in thousands)

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$60,396	$82,359	$78,838
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation	2,278	2,216	2,281
Amortization	538	443	1,088
Provision from uncollectible accounts—net of write offs and
recoveries	147	158	141
Equity in loss (earnings) of affiliates	432	(737)	(284)
Minority interest	547	424	290
Changes in assets and liabilities-
(Increase) decrease in accounts receivable	(82,004)	4,140	147,899
(Increase) decrease in gas inventory	(97,449)	(30,333)	39,814
(Increase) decrease in derivative related accounts	(26,359)	11,446	42,712
(Increase) decrease in other assets	1,313	259	(3,714)
Increase (decrease) in accounts payable	44,303	5,421	(140,351)
Increase (decrease) in deferred revenue	28,107	(9,770)	(158)
(Decrease) increase in other liabilities	18	(21,250)	24,948

Net cash (used in) provided by operating activities	(67,733)	44,776	193,504

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures—net of retirements	(2,171)	(3,218)	(357)
Investment in unconsolidated affiliates	(4,075)	(3,494)	(8,495)
Increase in affiliate loans	-	-	(459)
Increase in notes receivable issued to unconsolidated affiliates	(13,335)	(7,199)	(23,153)
Unconsolidated affiliate dividends	625
(Increase) decrease in escrow accounts	(42)	83	813

Net cash used in investing activities	(18,998)	(13,828)	(31,651)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	93,000		(87,000)
Repayment of long-term debt	(500)	(500)	(500)
Distribution to Lee 8 minority owners	-	-	(308)
Distributions to members	(14,849)	(35,917)	(58,537)

Net cash (used in) provided by financing activities	77,651	(36,417)	(146,345)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,080)	(5,469)	15,508

CASH AND CASH EQUIVALENTS—Beginning of period	15,974	21,443	5,935

CASH AND CASH EQUIVALENTS—End of period	$6,894	$15,974	$21,443

CASH PAID FOR INTEREST	$1,547	$567	$2,144

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008, 2007 and 2006
______________________________________________________________________________________________________________________________________________________________

1.	ORGANIZATION AND NATURE OF BUSINESS

ProLiance Holdings, LLC (Holdings) is a holding company for ProLiance Energy, LLC (ProLiance or the Company), ProLiance Transportation and Storage, LLC (PTS) and ProLiance Capital, LLC.   Holdings was formed on April 1, 2007 and is owned jointly by Citizens Resources, a wholly owned subsidiary of Citizens Energy Group (Citizens Gas) and Vectren Energy Marketing & Services, Inc. (Vectren Energy), a wholly owned subsidiary of Vectren Corporation (Vectren).  ProLiance is an energy marketing, management services, asset development and operations company.  Holdings is headquartered in Indianapolis, Indiana.

On April 1, 2007, Citizens Resources and Vectren Energy contributed their membership interests in ProLiance to Holdings.  On October 1, 2007, ProLiance transferred its sole membership interests in Ohio Valley Hub, LLC (OVH), Northern Storage, LLC (Northern Storage) and PTS to Holdings and subsequently, Holdings transferred its sole membership interests in OVH and Northern Storage to PTS.

The Board of Representatives of Holdings (Board) has a cash distribution policy that distributes approximately 40% of Holdings’ net income to its members. Distributions are accrued and paid quarterly upon declaration by the Board and are split 61% and 39% between Vectren Energy and Citizens Resources, respectively.  In January 2006, the Board declared a special dividend of $17 million which was pro-ratably paid to the members on February 1, 2006.  Distributions are funded by ProLiance via dividends to Holdings.

ProLiance is the supplier of gas and related services to Indiana Gas Company (IGC), Citizens Gas, Westfield Gas, Southern Indiana Gas & Electric Company (SIGECO) and Vectren Retail, as well as a provider of similar services to other utilities and customers in Indiana and other states.  Effective November 1, 2005, the Company’s contract with Vectren Energy Delivery of Ohio (VEDO) expired and was not renewed or renegotiated.  IGC, VEDO, SIGECO and Vectren Retail are all wholly owned subsidiaries of Vectren.  IGC and SIGECO are commonly known as Vectren Energy Delivery of Indiana (VEDI).  IGC is also known as Vectren North and SIGECO is also known as Vectren South.  Westfield Gas is a wholly owned subsidiary of Citizens Gas.

OVH and Northern Storage are wholly owned subsidiaries of PTS. OVH is a regulated pipeline with assets in southern Indiana.  Northern Storage owns a 51% equity interest in Lee 8 Storage Partnership (Lee 8), a Michigan co-partnership. Lee 8 maintains and operates a natural gas storage field in Calhoun County, Michigan. Lee 8 financial information and the related minority interest are recorded in consolidation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risk Management Activities and Derivatives— The Company enters into various purchase and sale contracts to manage its price risk exposure. Price risk exposure is created through the Company’s various business activities, which include storage optimization and providing gas management services and gas supply services to wholesale, commercial and industrial customers, municipalities and utilities. Derivatives are primarily used to hedge the forecasted purchases and sales of gas and are treated as cash flow hedges with the change in fair value recorded to Accumulated Other Comprehensive Income.  Periodically, ProLiance may also enter into derivatives that are not accounted for as cash flow hedges.

Derivative instruments utilized in connection with these activities are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (collectively, SFAS 133). SFAS 133 requires all derivative instruments be recorded on the consolidated statements of financial position as an asset or liability measured at its fair value and that changes in the derivative’s fair value be recognized currently in the consolidated statement of operations unless specific hedge accounting criteria are met.

Derivative instruments have been reflected as “Derivatives, at fair value” in the consolidated statements of financial position. The change in value is recorded in the consolidated statement of operations as a component of cost of gas sold unless the transactions qualify for cash flow hedge accounting, which allows the gains or losses to be recorded to Accumulated Other Comprehensive Income until the hedged item is recognized as a component of cost of gas sold in the consolidated statement of operations. The market prices used to value these transactions reflect management’s best estimate considering various factors including closing exchange quotations and volatility factors underlying the commitments. Ineffectiveness related to cash flow hedges is recorded as a component of cost of gas in the consolidated statements of operations in accordance with the requirements of SFAS 133. The amount of ineffectiveness related to cash flow hedges that was recorded in the consolidated statements of operations was a loss of $0.4 million, a gain of $1.1 million and a loss of $2.0 million during the fiscal years ended September 30, 2008, 2007 and 2006, respectively.  The ineffectiveness relates primarily to basis (the physical location of the underlying versus the financial instrument).

The Company expects that all amounts recorded in Accumulated Other Comprehensive Income at September 30, 2008 will be reclassified to cost of gas sold in the consolidated statements of operations during future fiscal periods as the forecasted transactions are completed. The approximate amount of gain or loss expected to be reclassified to the consolidated statements of operations during the fiscal years ended September 30, 2009, 2010, 2011 and fiscal years after 2011 is a loss of $4.0 million, a gain of $0.9 million, a loss of $0.3 million and a loss of $0.1 million, respectively (based upon market conditions at September 30, 2008) and will be offset by the execution of physical transactions. No cash flow hedges were discontinued during the years ended September 30, 2008, 2007 and 2006, as a result of a forecasted transaction becoming improbable. At September 30, 2008, ProLiance has derivatives that settle at various dates through December 2011.

The activity affecting Accumulated Other Comprehensive (Loss) Income, with respect to cash flow hedges included the following (in thousands):
	2008	2007	2006

Net unrealized gains (losses) on derivatives qualifying as	$21,733	$(4,099)	$(30,638)
cash flow hedges at the beginning of the period
Unrealized hedging losses (gains) arising during the	(116,052)	30,418	17,588
period on derivatives qualifying as cash flow hedges
Reclassification adjustment transferred to net income (loss)	90,778	(4,586)	8,951
Net unrealized losses (gains) on derivatives qualifying	$(3,541)	$21,733	$(4,099)
as cash flow hedges at the end of the period

The Company is also exposed to credit risk as a result of nonperformance by counterparties. ProLiance maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include a thorough review of the financial statements of counterparties on a regular basis and, when necessary, require that collateral, such as letters of credit, be maintained. In addition, ProLiance sets exposure limits with regard to counterparties.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash and have original maturities of less than ninety days.

Revenues—Revenue is recognized in the period the gas is delivered to customers or services are rendered.  Revenues are derived principally from sales of gas and related services to commercial and industrial companies, municipalities, local distribution companies and other marketing companies. The concentration of credit risk in the gas industry affects Holdings’ overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. Holdings has not experienced significant credit losses on receivables from such sales.

Deferred revenue at September 30, 2008 and 2007 consists of revenue related to advance payments from IGC for services to be provided during the heating season. Revenue deferred at year end will be recognized when the services are delivered. All deferred revenue as of September 30, 2008 will be recognized during 2009 and 2010.

Income Taxes—As a limited liability company, Holdings is treated as a pass through entity for income tax purposes. Accordingly, the accompanying financial statements do not include any provision for Federal income taxes since Holdings’ operating results are passed directly through to its members for inclusion in their Federal income tax returns.

Imbalances—Volume imbalances result from differences in volumes scheduled and initially paid for (nominated) and volumes received or delivered. The amounts due to or receivable from customers and/or pipelines have been recognized at the estimated price to settle the imbalance. The estimated price is based upon contractual terms with counterparties and first-of-the-month gas prices quoted by Inside FERC.

Gas Inventory—The carrying value of inventory is at lower of cost or market.  Recoverability is measured by a comparison of the carrying amount of gas inventory to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds its estimated future cash flows, a lower of cost or market charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

ProLiance recognized a lower of cost or market charge of $46.4 million in 2008.  The charge was offset by a reclassification of deferred gains in Accumulated Other Comprehensive Income (AOCI) resulting in no impact to the consolidated statements of operations.  The reclassified deferred gains in AOCI were related to the forecasted transactions supporting the physical gas inventory.  ProLiance did not recognize any lower of cost or market charges during 2007 or 2006.

The carrying value of inventory at September 30, 2008 and 2007, was $361.5 million and $264.1 million (approximately $7.33 per MMBtu and $7.60 per MMBtu, respectively).

Property and Equipment—Property and equipment is recorded at cost.  Routine maintenance and repairs are expensed. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets (2–30 years) or the lease period. At September 30, property and equipment consisted of the following (in thousands):

	2008	2007

Leasehold improvements	$2,300	$2,245
Storage and pipeline equipment	23,022	21,188
Office furniture and equipment	971	972
Computer applications and equipment	7,117	9,776

Total property and equipment	33,410	34,181

Less—accumulated depreciation	(14,266)	(14,930)

Property and equipment, net	$19,144	$19,251

Holdings reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.  Holdings did not recognize any impairment during 2008, 2007 or 2006.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation—The accompanying consolidated financial statements include the accounts of Holdings and its wholly owned and majority owned subsidiaries, after elimination of intercompany transactions.

3.	IMPACT OF RECENTLY ISSUED ACCOUNTING GUIDANCE

FSP FIN 39-1, Amendment of FASB Interpretation No. 39, issued by the FASB in April 2007, amends certain paragraphs of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts – an interpretation of APB Opinion No. 10 and FASB Statement No. 105, to permit a reporting entity to offset fair value amounts recognized for the right to reclaim or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007.  Holdings early adopted FSP FIN 39-1 effective September 30, 2008.  Holdings applied FSP FIN 39-1 as a change in accounting principle through retrospective application. For the year ended September 30, 2007, $22.6 million related to margin liabilities was reclassified from Other Accounts Payable to Derivative Liabilities and $7.5 million was reclassified from Derivative Liabilities to Derivatives Assets in the consolidated statement of financial position.  The change in derivative related accounts decreased $10.8 million and the change in accounts payable increased by the same amount in the consolidated statements of cash flows for the year ended September 30, 2007. The consolidated statements of financial position herein reflects the gross derivative positions and fair value amounts for cash collateral with the same counterparty when management believes a legal right of offset exists.  At September 30, 2008, the amount of margin deposits recorded in Derivative assets was $2.9 million.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in an income tax return.  FIN 48 also provides guidance related to reversal of tax positions, balance sheet classification, interest and penalties, disclosure and transition.  Holdings will adopt FIN 48 on October 1, 2008, and is currently assessing the impact this statement will have on its financial statements and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.  This statement does not require any new fair value measurements; however, the standard will impact how other fair value based GAAP is applied.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Holdings will adopt SFAS 157 on October 1, 2008, and is currently assessing the impact this statement will have on its financial statements and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS 159).  SFAS 159 permits entities to measure many financial instruments and certain other items at fair value.  Items eligible for the fair value measurement option include: financial assets and financial liabilities with certain exceptions; firm commitments that would otherwise not be recognized at inception and that involve only financial instruments; nonfinancial insurance contracts and goods or services; and host financial instruments resulting from separation of an embedded financial derivative instrument from a nonfinancial hybrid instrument.  The fair value option may be applied instrument by instrument, with few exceptions, is an irrevocable election and is applied only to entire instruments.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Holdings will adopt SFAS 159 on October 1, 2008, and is currently assessing the impact this statement will have on its financial statements and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51 (SFAS 160).  SFAS 160 establishes accounting and reporting standards that require that the ownership percentages in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented separately from the parent’s equity in the equity section of the consolidated statement of financial position; that the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations; that changes in the parent’s ownership interest while it retains control over its subsidiary be accounted for consistently; that when a subsidiary is deconsolidated, any retained noncontrolling equity investment be initially measured at fair value; and that sufficient disclosure is made to clearly identify and distinguish between the interests of the parent and the noncontrolling owners.  SFAS 160 applies to all entities that prepare consolidated financial statements, except for non-profit entities.  SFAS 160 is effective for fiscal years beginning after December 31, 2008.  Early adoption is not permitted.  Holdings will adopt SFAS 160 on October 1, 2009, and is currently assessing the impact this statement will have on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (SFAS 161).  SFAS 161 enhances the current disclosures under SFAS 133 and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation in order to better convey the purpose of derivative use in terms of the risks that the entity is intending to manage.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Tabular disclosure of fair value amounts and gains and losses on derivative instruments and related hedged items is required.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged.  Holdings will adopt SFAS 161 on October 1, 2009 and is currently assessing the impact this statement will have on its financial position and results of operations.

4.	CREDIT FACILITIES

ProLiance has an unsecured, committed, revolving credit agreement (credit agreement) with nine financial institutions that expires on June 16, 2009. The credit agreement includes a variable rate line of credit facility and a letter of credit facility. The credit agreement allows a total of $400 million to be outstanding on the combined facilities from October 1 through March 31 and $300 million from April 1 through September 30. Surety bonds, performance bonds and payment guarantees reduce the amount available under the credit agreement. The facility has a sub-commitment limitation of $100 million for letters of credit.  The credit agreement is guaranteed by PTS and certain subsidiaries of PTS.

ProLiance must maintain Consolidated Tangible Net Worth (Members’ Equity) in an amount not less than $150 million plus 30 percent of consolidated net earnings after September 30, 2007.  ProLiance was in compliance with all financial covenants related to this credit agreement as of September 30, 2008. As of September 30, 2008, ProLiance had borrowed $93.0 million under the line of credit facility (at a 3.75% rate).  As of September 30, 2007, ProLiance had no borrowings under the line of credit facility. As of September 30, 2008 and 2007, ProLiance had $2.4 million and $4.1 million of letters of credit outstanding under the line of credit facility, respectively.

Lee 8 has a term loan agreement with Bank of America dated March 31, 2003 and amended March 31, 2006.  Interest is variable at the three-month LIBOR plus one hundred basis points (3.81% at September 30, 2008) and principal payments of $0.1 million are due quarterly. Lee 8 was in compliance with all financial covenants related to this loan agreement as of September 30, 2008. The outstanding balance on the loan at September 30, 2008 and 2007 was $1.4 million and $1.9 million, respectively (includes $0.7 million and $0.9 million related to other minority interests, respectively).  The remaining outstanding principal is due March 31, 2009.

5.	AFFILIATED NOTES RECEIVABLE

During 2008, 2007, and 2006, PTS issued notes to Liberty Gas Storage, LLC (Liberty).  The original principal amount of the notes totaled $49.5 million, $35.7 million and $28.5 million at September 30, 2008, 2007 and 2006.  Interest accrues on the notes at fixed rates ranging from 2.87% to 5.05% and is added to the outstanding principal amount.  The notes have five-year terms from their date of issuance with the latest maturity date of July 1, 2013.  Interest income related to the notes was $2.0 million, $1.5 million and $0.8 million in 2008, 2007 and 2006.

During 2007, $2.7 million of notes were issued to Heartland Gas Pipeline, LLC (Heartland) and subsequently paid-off after Heartland’s cash flow from operations increased.  Interest on the notes accrued at 7.00%.  During 2006, $7.3 million of notes were issued to Heartland and subsequently paid-off after third-party financing was secured by Heartland.  Interest on the notes accrued at rates of 6.75% and 7.00%.  Interest income related to the notes was $0.1 million and $0.1 million in 2007 and 2006, respectively.

6.	FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings are a reasonable estimate of their fair values, due to their short-term nature. The carrying value of long-term debt approximates its fair value.

7.	LEASES

ProLiance leases its office space under operating leases. Rental expense under these arrangements and other various operating leases for the years ended September 30, 2008, 2007 and 2006 totaled $1.1 million, $0.9 million and $0.6 million, respectively. Future minimum lease payments under noncancellable operating leases as of September 30, 2008 are as follows (in thousands):

Fiscal Year

2009	$ 692
2010	698
2011	715
2012	732
2013	749

8.	GAS SALES AND PORTFOLIO ADMINISTRATION AGREEMENTS

The Company provides natural gas and related services to IGC, Citizens Gas, Westfield Gas and SIGECO.  The sale of gas and provision of other services to IGC, Citizens Gas and SIGECO (Indiana Member Utilities) is subject to regulatory review through the quarterly gas cost adjustment process administered by the Indiana Utility Regulatory Commission (IURC).  The Indiana Member Utilities’ contracts are administered under a settlement agreement (commonly referred to as “GCA50”) entered into in 2006 between the Indiana Member Utilities, the Indiana Office of the Utility Consumer Counselor (OUCC), the Citizens Action Coalition and the Citizens Industrial Group.  Under the new settlement agreement, ProLiance will continue to provide natural gas and related services to the Indiana Member Utilities through March 31, 2011.  ProLiance is required to fund $2 million annually to Indiana ratepayer programs through the end of the settlement agreement.  The settlement agreement was approved by the IURC.

During 2008, a settlement was reached between Vectren and Citizens Gas related to the sharing of VEDO’s 2005 gas cost recovery disallowance.  In 2005, the Public Utilities Commission of Ohio issued an order disallowing VEDO’s recovery of gas costs during a period of time that ProLiance was VEDO’s gas supplier.  The settlement between Vectren and Citizens Gas resulted in ProLiance paying $4.7 million to affiliates of Vectren.  The settlement and payments by the Company settled all claims related to the matter.  The amounts paid were recorded as a reduction of “Affiliated Gas Marketing Revenues” in the consolidated statements of operations.

9.	COMMITMENTS AND CONTINGENCIES

On November 22, 2006, ProLiance agreed to settle a 2002 civil lawsuit between the City of Huntsville, Alabama and ProLiance. The $21.6 million settlement (Huntsville Settlement) related to a dispute over a contractual relationship with Huntsville Utilities during 2000-2002.  During 2006, ProLiance recorded $18.3 million as a reserve for loss contingency recognizing the Huntsville Settlement.

ProLiance self reported to the Federal Energy Regulatory Commission (FERC) in October 2007 possible non-compliance with the FERC’s capacity release policies.  ProLiance has taken corrective actions to assure that current and future transactions are compliant.  ProLiance is committed to full regulatory compliance and is cooperating fully with the FERC regarding these issues.  The Company has also evaluated recent public announcements of civil penalties ranging from $0.3 million to $7.0 million that have been levied against other companies for violations of FERC regulatory requirements. The Company believes it adequately reserved for this matter. Although the outcome of any legal or regulatory proceedings resulting from these matters cannot be predicted, the final resolution of these matters could have a material impact on the consolidated net income of any particular period, but is not expected to have a material impact upon Holdings’ consolidated financial position or cash flows.

ProLiance has entered into various firm transportation and storage agreements.  Under these agreements, ProLiance must make specified minimum payments which extend through 2029.  At September 30, 2008, the estimated aggregated amounts of such required future payments were $71.2 million, $65.6 million, $58.8 million, $52.1 million, $39.5 million and $218.2 million for 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.  During 2008 and 2007, fixed payments under these agreements were $59.7 million and $42.1 million, respectively.  ProLiance also made variable payments under these agreements in 2008 and 2007.  Variable payments include storage injection and withdrawal charges, and commodity transportation charges.

Holdings and its subsidiaries are party to various other legal proceedings in the ordinary course of business. In the opinion of management of Holdings, however, no other such proceedings pending against Holdings are likely to have a material adverse effect on Holdings’ financial condition, results of operations or cash flows.

10.	RETIREMENT PLAN

ProLiance has a defined contribution retirement savings plan which is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. Under the terms of the retirement savings plan, eligible participants may direct a specified percentage of their compensation to be invested in various investment funds. Participants in the retirement savings plan have, subject to prescribed limitations, matching company contributions made to the plan on their behalf.  During 2008, 2007 and 2006, the Company made contributions of $0.7 million, $0.7 million and $0.6 million, respectively, to the plan.

11.    RELATED PARTY TRANSACTIONS

Heartland, a 50/50 joint venture between PTS and Citizens Resources, owns and operates a 25-mile pipeline in Central Indiana. Heartland built and operates a 16-inch diameter pipeline to transport up to 80,000 MMBtu per day of natural gas.  Service began in December 2006.  Heartland is accounted for under the equity method. PTS invested approximately $0.6 million and $1.6 million in Heartland during 2007 and 2006, respectively.

ProLiance has two 15-year transportation agreements with Heartland.  The transportation agreements provide for 45,000 and 25,000 MMBtu per day of firm capacity deliverability.  Additionally, ProLiance has two 15-year storage agreements with Heartland.  The storage agreements provide for 4,860,000 and 2,000,000 MMBtu of storage capacity annually.  Annual demand payments are $2.5 million per year and the transportation rates are tariff based.  Short-term contracts are based on market rates.

ProLiance purchases transportation and storage services from OVH at regulated rates as approved by the IURC.  Short-term contracts of one month or less are based on market rates.

OVH leases from SIGECO 10,000 MMBtu per day of deliverability and 2,750,000 MMBtu of storage capacity at SIGECO’s Monroe City Storage Field. Annual lease payments total $0.2 million and are due monthly. This lease commenced November 1, 2001 and remains in effect for eight years with an automatic renewal clause.

Liberty is a joint venture between a subsidiary of Holdings and a subsidiary of Sempra Energy (SE).  Holdings is the minority member with a 25 percent interest, which it accounts for using the equity method.  Liberty holds a long-term lease of storage and mineral rights associated with existing salt dome storage caverns in southern Louisiana, near Sulphur, Louisiana.  Liberty also owns a second site near Hackberry, Louisiana with three additional existing salt dome storage caverns.  The members anticipated it would provide high deliverability storage services via the salt dome caverns at both locations and, once developed under current plans, there would be approximately 35 billion cubic feet of working gas capacity at the two sites.   ProLiance has a long term contract for approximately 5 Bcf of working gas capacity.   As of September 30, 2008, the total project investment at the Sulphur site is estimated at $200 million.  Holdings’ portion of the investment is estimated at $50 million.

On October 27, 2008, SE confirmed to Holdings that the completion of this phase of Liberty’s development at the Sulphur site has been delayed by subsurface and well-completion problems.  Should ongoing corrective measures prove to be unsuccessful, this phase of the salt dome cavern facility at the Sulphur site may have reduced capacity when placed into service or may not go into service at all.  Liberty would then be required to assess the Sulphur site facility for impairment.  In that event, some portion of the investment would be used for the development or operation of the Hackberry site.  Based on information received from SE concerning the maximum estimated possible exposure, Holdings estimates that a maximum of $30.7 million of its total investment would be at risk.  Holdings believes that such a charge, should it occur, would not have a material adverse effect on its financial position, cash flows, or liquidity, but it could be material to net income in any one accounting period.  Further, it is not expected that the delay in Liberty’s development will impact ProLiance’s ability to meet the needs of its customers.

Holdings’ investment has been made in cash contributions and by issuing notes receivable.  During 2008, 2007 and 2006, cash contributions totaled $4.1 million, $2.8 million and $7.2 million, respectively, and notes receivable issued totaled $13.3 million, $7.2 million and $24.0 million respectively (see Note 5).  Based upon contractual commitments, Holdings expects to spend an additional investment of $22.5 million, $16.0 million, $4.0 million, $4.0 million and $3.1 million in 2009, 2010, 2011, 2012 and 2013, respectively.

The following is summarized financial information as to the assets and liabilities and results of operations of Liberty.  For the year ended September 30, 2008, revenues, operationg loss, and net loss were (in thousands) $41; ($5,031); and ($4,775); respectively.  As of September 30, 2008, current assets, noncurrent assets, current liabilities, and noncurrent liabilities were (in thousands) $46,623; $383,761; $10,971; and $356,857; respectively.

ProLiance engages in significant transactions with affiliates of Vectren and Citizens Gas. Sales to affiliates of Vectren and Citizens Gas for the periods ended September 30, 2008, 2007 and 2006 exceeded 10% of total revenue. The following table sets forth significant related party transactions (in thousands):
		Citizens
	Vectren	Gas
	Affiliates	Affiliates
2008
Revenues	$944,632	$349,491
Cost of Gas Sold	104,390
Accounts receivable—gas	54,612	27,975
Accounts payable—gas	6,206

2007
Revenues	$780,876	$284,786
Cost of Gas Sold		2,602
Accounts receivable—gas	36,958	20,245
Accounts payable—gas	3,162	255
Interest income		121

2006
Revenues	$942,305	$323,228
Cost of Gas Sold		117